# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURF AIR MOBILITY INC., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 11/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002097581

## Reporting persons
- Park Lane Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,368,044; shared voting power 0; sole dispositive power 6,368,044; shared dispositive power 0; aggregate amount beneficially owned 6,368,044 (9.99% of the class)

## Item 1. Issuer
Name of issuer: SURF AIR MOBILITY INC.
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd. Hawthorne, CA, 90250

## Item 2. Person Filing
Name of person filing: Park Lane Investments, LLC
Address of principal business office or, if none, residence: 53 Greenwich Avenue, Second Floor, Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
6,368,044

The Reporting Person beneficially owns 6,368,044 shares of Common Stock. As part of financing transactions that closed on November 12, 2025, the Reporting Person acquired 3,531,024 shares of Common Stock and was issued a warrant (the "Warrant") to purchase an aggregate of 1,506,024 shares of Common Stock.

The Warrant provides that the Reporting Person is prohibited from exercising the Warrant for such number of shares of Common Stock as would result in beneficial ownership by the Reporting Person of Common Stock exceeding 9.99% of all outstanding Common Stock, subject to certain exceptions. The number of shares of Common Stock is reported in this statement with reference to the number of shares of outstanding Common Stock as of November 12, 2025. To the extent the number of shares of outstanding Common Stock increases, the number of shares of Common Stock beneficially owned by the Reporting Person would increase. To the extent the number of shares of outstanding Common Stock decreases, the number of shares of Common Stock beneficially owned by the Reporting Person would decrease.
Percent of class:
9.99%

Calculated based on 62,593,428 shares of the Common Stock outstanding as of November 12, 2025, as reported in the Issuer's Form S-3, filed with the Securities and Exchange Commission on November 12, 2025, plus 1,150,757 shares of Common Stock issuable upon exercise of the Warrant as of November 12, 2025.
Sole power to vote or to direct the vote: 6,368,044
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,368,044
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Park Lane Investments, LLC: /s/ James G. Holland, James G. Holland, Vice President, Park Lane Investments, LLC (11/19/2025)